News Release


           LA-Z-BOY'S THIRD QUARTER SALES IMPROVED; PROFITS DECLINED


MONROE, MI., February 15, 1995:   La-Z-Boy Chair Company's 1995 fiscal third
quarter that ended January 28, 1995 set a third quarter record with sales up 9%. Net income per share was 9% lower than last year's third quarter. On 1/27/95 the company issued a press release estimating sales would increase 8% and profits would be "equal to or somewhat less than last year".

Financial Details
- -----------------
1995 THIRD QUARTER sales grew to $211 million vs. $193 million, an increase of 9%. 1994 third quarter sales were up 13% over the preceding year. Net income for the 1995 third quarter was $7.2 million vs. $8.0 million last year for a decline of 10%. On a per share basis, net income was $.40 vs. $.44 last year.

1995 NINE MONTHS sales were $616 million, 9% more than last year's $564 million. Excluding the effect of a year-earlier tax accounting change, net income was $23.6 million, up 5% from the prior year's $22.4 million, or $1.30 per share vs. $1.23 last year.

After an accounting change, which was unrelated to operations but which raised last year's nine months net income 15%, fiscal 1995 nine months net income of $23.6 million compares to $25.7 million, or $1.30 per share vs. $1.41 last year.

More
- ----
La-Z-Boy has electronically filed its third quarter Form 10-Q with the Securities and Exchange Commission via their EDGAR system. Among other things, this filing includes the balance sheet, income statement, cash flow statement and more detailed management discussions.

Sales do not include any acquired companies, so the third quarter improvement of 9% was all internally generated. Sales increased at all five operating divisions with particular strength at Hammary.

See La-Z-Boy's 10-Q and 1/27/95 press release for details regarding the cumulative impact of higher health-care costs, unfavorable Canadian exchange rates & taxes and raw material cost increases on third quarter 1995 net income.

Future
- ------
In general, incoming sales orders and backlogs as of press release date continue to be good.

The costs and anticipated higher sales associated with La-Z-Boy's new TV advertising campaign will affect the company's financial results in the fourth quarter and beyond. The national campaign is part of a necessary long-term effort to further expand the company's marketshare by repositioning La-Z-Boy as a complete furniture resource.

NYSE & PSE:  LZB                         Contact:  Jim Korsnack (313) 241-4208

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             La-Z-Boy Chair Company Financial Information Release      1 of 5
                      CONSOLIDATED SUMMARY OF OPERATIONS              02/15/95

                (Amounts in thousands, except per share data)

                                      THIRD QUARTER ENDED  (UNAUDITED)
                               ----------------------------------------------
                                    Amounts
                               ------------------            Percent of Sales
                               Jan. 28,  Jan. 22,  % Over    ----------------
                                 1995      1994    (Under)    1995     1994
                               --------  --------  -------   -------  -------
Sales                          $210,814  $192,648      9%     100.0%   100.0%
Cost of sales                   157,767   141,771     11%      74.8%    73.6%
                               --------  --------  -------   -------  -------
  Gross profit                   53,047    50,877      4%      25.2%    26.4%

S, G & A                         39,357    36,877      7%      18.7%    19.1%
                               --------  --------  -------   -------  -------
  Operating profit               13,690    14,000     -2%       6.5%     7.3%

Interest expense                  1,041       682     53%       0.5%     0.4%
Other income                         39       153    -75%       0.0%     0.1%
                               --------  --------  -------   -------  -------
  Pretax income                  12,688    13,471     -6%       6.0%     7.0%

Income taxes                      5,467     5,483     -0%      43.1%**  40.7%**
                               --------  --------  -------   -------  -------
  Net income                     $7,221    $7,988    -10%       3.4%     4.1%
                               ========  ========  =======   =======  =======

 Average shares                  17,968    18,302     -2%

 Earnings per share               $0.40     $0.44     -9%

 Dividends per share              $0.17     $0.17      0%

  ** As a percent of pretax income, not sales.

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             La-Z-Boy Chair Company Financial Information Release      2 of 5
                      CONSOLIDATED SUMMARY OF OPERATIONS              02/15/95

                (Amounts in thousands, except per share data)

                                       NINE MONTHS ENDED  (UNAUDITED)
                               ----------------------------------------------
                                    Amounts
                               ------------------            Percent of Sales
                               Jan. 28,  Jan. 22,  % Over    ----------------
                                 1995      1994    (Under)    1995     1994
                               --------  --------  -------   -------  -------
Sales                          $615,787  $563,788      9%     100.0%   100.0%
Cost of sales                   458,237   416,978     10%      74.4%    74.0%
                               --------  --------  -------   -------  -------
  Gross profit                  157,550   146,810      7%      25.6%    26.0%

S,G & A                         115,408   108,330      7%      18.8%    19.2%
                               --------  --------  -------   -------  -------
  Operating profit               42,142    38,480     10%       6.8%     6.8%

Interest expense                  2,455     2,178     13%       0.4%     0.4%
Other income                        926     1,021     -9%       0.2%     0.2%
                               --------  --------  -------   -------  -------
  Pretax income                  40,613    37,323      9%       6.6%     6.6%

Income taxes                     17,044    14,946     14%      42.0%**  40.0%**
                               --------  --------  -------   -------  -------
Income before acctg. change      23,569    22,377      5%       3.8%     4.0%
Accounting change                     -     3,352     N/A          -     0.6%
                               --------  --------  -------   -------  -------
  Net income                    $23,569   $25,729     -8%       3.8%     4.6%
                               ========  ========  =======   =======  =======

 Average shares                  18,083    18,257     -1%

Earnings per share:
- -------------------
 Income before acctg. change      $1.30     $1.23      6%

 Accounting change                    -      0.18     N/A
                               --------  --------  -------
 Net income                       $1.30     $1.41     -8%
                               ========  ========  =======

 Dividends per share              $0.51     $0.47      9%

  ** As a percent of pretax income, not sales.

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             La-Z-Boy Chair Company Financial Information Release      3 of 5
                          CONSOLIDATED BALANCE SHEET                  02/15/95

                            (Dollars in thousands)

                                   Unaudited           Increase
                               ------------------     (Decrease)       Audited
                               Jan. 28,  Jan. 22,  ----------------   April 30,
                                 1995      1994    Dollars  Percent     1994
                               --------  --------  -------  -------   ---------
Current Assets
  Cash & equivalents            $41,552   $32,402   $9,150      28%    $25,926
  Receivables                   166,506   153,003   13,503       9%    183,115
  Inventories
    Raw materials                36,362    33,259    3,103       9%     31,867
    Work-in-process              33,574    32,063    1,511       5%     29,325
    Finished goods               26,732    29,698   (2,966)    -10%     26,676
                               --------  --------  -------  -------   --------
      FIFO inventories           96,668    95,020    1,648       2%     87,868
      Excess of FIFO over LIFO  (21,034)  (18,170)  (2,864)    -16%    (20,632)
                               --------  --------  -------  -------   ---------
        Total inventories        75,634    76,850   (1,216)     -2%     67,236

  Deferred income taxes          17,820    13,720    4,100      30%     15,160
  Other current assets            5,084     5,614     (530)     -9%      4,148
                               --------  --------  -------  -------   ---------
    Total Current Assets        306,596   281,589   25,007       9%    295,585

Property, plant & equipment      97,552    93,889    3,663       4%     94,277

Goodwill                         20,085    20,991     (906)     -4%     20,752

Other long-term assets           17,191    18,541   (1,350)     -7%     19,639
                               --------  --------  -------  -------   ---------
      Total Assets             $441,424  $415,010  $26,414       6%   $430,253
                               ========  ========  =======  =======   =========

Certain prior year balance sheet items have been reclassed for comparability to the current year.

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             La-Z-Boy Chair Company Financial Information Release      4 of 5
                          CONSOLIDATED BALANCE SHEET                  02/15/95

                            (Dollars in thousands)

                                   Unaudited           Increase
                               ------------------     (Decrease)       Audited
                               Jan. 28,  Jan. 22,  ----------------   April 30,
                                 1995      1994    Dollars  Percent     1994
                               --------  --------  -------  -------   ---------
Current Liabilities
  Current portion of L/T debt    $1,875    $2,875  ($1,000)    -35%      2,875
  Accounts payable               29,761    22,740    7,021      31%     21,552
  Payroll/benefits               26,750    23,283    3,467      15%     29,453
  Estimated income taxes            803     3,148   (2,345)    -74%      3,882
  Other current liabilities      16,975    16,511      464       3%     13,701
                               --------  --------  -------  -------   ---------
    Total Current Liabilities    76,164    68,557    7,607      11%     71,463

Long-term debt                   56,245    52,495    3,750       7%     52,495

Deferred income taxes             6,424     6,455      (31)     -0%      6,949

Other long-term liabilities       8,170     7,579      591       8%      8,435

Shareholders' Equity
  17,968,660 shares, $1.00 par   17,969    18,320     (351)     -2%     18,287
  Capital in excess of par       10,464     9,596      868       9%     10,147
  Retained earnings             267,014   252,550   14,464       6%    263,348
  Currency translation           (1,026)     (542)    (484)    -89%       (871)
                               --------  --------  -------  -------   ---------
    Total Shareholders' Equity  294,421   279,924   14,497       5%    290,911
                               --------  --------  -------  -------   ---------
      Total Liabilities and
      Shareholders' Equity     $441,424  $415,010  $26,414       6%   $430,253
                               ========  ========  =======  =======   =========

Certain prior year balance sheet items have been reclassed for comparability to the current year.

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             La-Z-Boy Chair Company Financial Information Release      5 of 5
                                                                      02/15/95

Overall:  Refer to today's press release for additional comments.
- --------

Gross Profit Margins
- --------------------
Gross profit as a percent of sales (margins) dropped from 26.4% in last year's third quarter to 25.2% primarily due to cost increases. The quarter's health-care costs were about 30% higher that last year. Adverse selection, provider cost shifting and faster claims turnaround are thought to cause the 25% jump. Fourth quarter health-care costs are expected to be roughly equal to last year's quarter on a per week basis. (Last year's fourth quarter had high health-care costs). Costs of leather, fabric, cartoning and premium (not frame stock) woods were measurably up and are not expected to decline. Cartoning is expected to further increase in cost in the near future months. Factory wage costs were up but were within expectations. The next wage increase is scheduled to occur in the residential division at 3/1/95 and is expected to be moderate.

In addition to higher costs, 1995's third quarter margins were unfavorably impacted by incentives & costs associated with the introduction of new contract products as well as an unfavorable Canadian/U.S. dollar exchange rate. The contract items are not expected to impact the upcoming fourth quarter as much as the third quarter. Canadian exchange rate gross margin impacts are expected to continue unless the Canadian dollar strengthens.

Other Income
- ------------
Other income for the third quarter was down from the prior year primarily due to Canadian exchange impacts. This was partially offset by increased interest income due to increased investments and higher interest rates. The Canadian dollar impacts are due to revaluations of trade and other cash-type intercompany balances at the end of each quarter and only change or cause P&L impacts if the Canadian/U.S. dollar exchange rate changes from the end of one quarter to the end of the next consecutive quarter. That is, unfavorable P&L impacts will not occur in the fourth quarter if the rate stays the same or strengthens (from Canada's perspective).

Income Taxes
- ------------
Income taxes as a percent of pretax profit was higher than last year for both the quarter and nine months ended primarily due to unfavorable tax situations at La-Z-Boy's Canadian operating division. The higher tax rates may continue in the fourth quarter.

The estimated income taxes liability was $2.3 million less at the end of January, 1995 compared to January, 1994. The January, 1994 balance was overstated and corrected in the fourth quarter last year with the offsetting adjustment to deferred taxes. Since last year, the company has also settled several audits and tax disputes which resulted in a significant reduction in the estimated income taxes liability.

The deferred income taxes asset was higher at the end of January, 1995 compared to January, 1994 due to the increase in expenses which were deducted for book purposes but cannot currently be deducted for tax purposes like accrued bad debts expenses.

Advertising
- -----------
As mentioned in the press release, a major new TV advertising program began in February. This program is intended to increase sales over the longer term. Effects on sales in the shorter term (the next few quarters) are difficult to predict but sales increases and other related favorable management actions may not be enough to cover the net additional costs of the TV program.

Inventories
- -----------
Raw materials were up 9% vs. last year. About half of the increase was in fabric & leather; and although it was higher than desired, plans are in place for a reduction by April, 1995. Lumber was planned to increase as part of seasonal purchasing & should be declining soon.

Finished goods declined 10%, roughly as planned. On hand balances should be leveling off although efforts are still underway to reduce balances longer term.

Currency Translation Adjustment
- -------------------------------
The 89% decrease in the balance sheet currency translation adjustment from 1/22/94 to 1/28/95 was due to the decline in the Canadian exchange rate from .7627 to .7069 (Canadian dollar to U.S. dollar ratio). This reduced the present valuation of investments in the Canadian division.